                                                            Dale A. Thatcher
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890
Tel: (973) 948-1774
Fax: (973) 948-0282
E-mail: dale.thatcher@selective.com

May 29, 2015

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

RE:    Selective Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 1-33067

Dear Mr. Rosenberg:

Thank you for your letter of Tuesday, May 19, 2015. Our responses follow your comments, which are set forth in bold type. The capitalized terms used but not defined in this letter have the meanings ascribed to them in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(e) Fair Value of Financial Instruments, page 90

1.
In your response to prior comment one you indicate that secondary thresholds, such as credit quality and geographic concentrations provide a basis for your expanded discussion and analysis within Item 7A. ASC 320-10-50-1B states that credit quality, business sector and geographic concentrations (among others) should be considered when determining whether it is necessary to break out a security type into greater detail in the financial statement footnotes. In this regard, your disclosure on page 65 shows that approximately 14% of your fixed maturity portfolio was rated lower medium grade or non-investment grade at December 31, 2014. Further, your disclosure on page 75 shows a significant portion of your corporate bonds within the financial sector and a significant portion of your municipal bonds as special revenue obligations. Please provide us an analysis that considers these items and supports your determination that expanding the major security types within the notes is not warranted.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
May 29, 2015

SELECTIVE RESPONSE:

While the Company considers credit quality in determining whether to expand disclosures surrounding major security types within the notes, our threshold primarily focuses on those categories that have a meaningful exposure below investment grade. Per our disclosure on page 65, non-investment grade securities made up 1% or less of our fixed income securities portfolio at December 31, 2014 and December 31, 2013. As we do not consider 1% or less of our fixed income securities portfolio to be a meaningful exposure, we did not believe expanded disclosures within the notes were warranted.

In addition, since we saw no deterioration in ratings of investment grade securities and therefore no expected market-driven increase in the below investment grade category, we determined that no additional disclosure was appropriate.

Regarding our municipal bond obligations, we initially considered disaggregating this major security type into general obligations and special revenue obligations, as illustrated on page 75; however, in our decision not to disclose in the financial statement footnotes, we considered the following: (i) during the reporting periods presented, the credit quality of the ratings for the subcategories remained unchanged and strong at AA and AA+, respectively; and (ii) the asset allocation of the municipal portfolio between subcategories did not materially change during the reporting periods presented. Likewise, the subcategories within our corporate securities portfolio were all rated investment grade and the ratings and allocation of the subcategories did not materially change during the reporting periods presented.

With that understanding, the level of detail that was provided in Item 7A was meant to provide additional transparency into our analysis and conclusions with regard to the major asset categories selected to be disclosed in the notes to the financial statements. Considering these points and the disclosures already made within Item 7A, we did not believe expanding the disclosure in the notes to the financial statements would provide additional insight that would be meaningful to investors.

2.
In your response to prior comment two your proposed disclosures state that depending on the security, some of the market inputs may not be relevant or additional inputs may be necessary. Therefore, it would appear that further disaggregation of these inputs by class would be more meaningful to investors. Please provide us the inputs used in your fair value measurement for each class of fixed maturity securities. Refer to ASC 820-10-50-2bbb.

SELECTIVE RESPONSE:

Our previously submitted disclosure summarized this same technical data in an effort to keep our filing as understandable as possible to the average investor while still providing all relevant information. The following is our valuation techniques and inputs used in the fair value measurement of our Level 2 fixed income securities for each major asset category:

U.S. government and government agencies
Evaluations include obtaining relevant trade data, benchmark quotes and spreads and incorporating this information into either spread-based or price-based evaluations as determined by the observed market data. Spread-based evaluations include: (i) creating a range of spreads for relevant maturities of each issuer based on the new issue market, secondary trading, and dealer quotes; and (ii) incorporating option adjusted spreads for issues that have early redemption features. Based on the findings in (i) and (ii) above, final spreads are derived and added to benchmark curves. Price-based evaluations include matching each issue to its best-known market maker and contacting firms that transact in these securities.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
May 29, 2015

Foreign government
Evaluations are performed using a discounted cash flow model and incorporating observed market yields of benchmarks as inputs, adjusting for varied maturities.

Obligations of states and political subdivisions
Evaluations are based on internal yield curves that are developed based on factors such as: (i) benchmarks to issues with interest rates near prevailing market rates; (ii) established trading spreads over widely-accepted market benchmarks; (iii) yields on new issues; and (iv) market information from third-party sources such as reportable trades, broker-dealers, or issuers.

Corporate securities
Similar to U.S. government and government agency obligations, evaluations of corporate securities include obtaining relevant trade data, benchmark quotes and spreads and incorporating this information into either spread-based or price-based evaluations as determined by the observed market data.

Structured securities (including ABS, CMBS, and RMBS)
Evaluations are based on a discounted cash flow model, including: (i) generating cash flows for each tranche considering tranche-specific data, market data, and other pertinent information such as historical performance of the underlying collateral, including net operating income generated by the underlying properties, conditional default rate assumptions, loan loss severity assumptions, consensus projections, prepayment projections, and actual pool and loan level collateral information; (ii) identifying applicable benchmark yields; and (iii) applying market-based tranche-specific spreads to determine an appropriate yield by incorporating collateral performance, tranche-level attributes, trades, bids, and offers.

Should you have any questions, please call me at (973) 948-1774.

Very truly yours,

/s/ Dale A. Thatcher
Dale A. Thatcher
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.